82-1711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment




05008252

Fosters Brewing

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Change in substantial holding for SRP"

Released: 20 May 2005

Pages: 9
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 5/24

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme Southcorp Limited (Southcorp)
ACN/ARSN ABN 80 007 722 643

1. Details of substantial holder (1)

Name Foster's Group Limited ACN 007 620 886 (Foster's), Brewing Holdings Pty Ltd ACN 004 059 394 (**Brewing Holdings**), Brewing Investments Pty Ltd ACN 004 233 005 (**Brewing Investments**), Carlton and United Beverages Limited ACN 004 056 106 (**CUB**), FBG Investments Pty Ltd ACN 004 373 862 (**FBG**), Beringer Blass Wine Estates Limited ACN 004 094 599 (**Beringer**) and Beringer Blass Wines Pty Ltd ACN 105 344 965 (**BBW**) and their related bodies corporate listed in Annexure A (**Foster's Group Companies**).

ACN\ARSN (if applicable)

There was a change in the interests of the substantial holder on 19 May 2005
The previous notice was given to the company on 19 May 2005
The previous notice was dated 19 May 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	507,041,229	68.1%	533,949,982	71.7%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme, are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
19 May 2005	Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	Increase in relevant interest as a result of acceptances of the takeover offer contained in the Bidder's Statement dated 2 February 2005 issued by BBW (**Offer**).	$4.26 cash subject to the terms of the Offer.	8,429,619 ordinary shares	8,429,619
19 May 2005	Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	Increase in relevant interest as a result of on market purchases of Southcorp shares by BBW.	$4.26	18,479,134 ordinary shares	18,479,134

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BBW	BBW or, in the case of acceptances processed on any of the three business days prior to the date of this notice, the accepting Southcorp shareholder.	BBW	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptance of the Offer.	482,639,255 ordinary shares	482,639,255
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	BBW or, in the case of acceptances processed on any of the three business days prior to the date of this notice, the accepting Southcorp shareholder.	BBW	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of holding, either directly or indirectly, a controlling interest in BBW.	482,639,255 ordinary shares	482,639,255
Foster's Group Companies	BBW or, in the case of acceptances processed on any of the three business days prior to the date of this notice, the accepting Southcorp shareholder.	BBW	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	482,639,255 ordinary shares	482,639,255
BBW	BBW or, in the case of shares purchased on market on any of the three business days prior to the date of this notice, the selling Southcorp shareholder.	BBW	Relevant interest under section 608(1) of the Corporations Act pursuant to Southcorp shares purchased on market by BBW.	51,310,727 ordinary shares	51,310,727
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	BBW or, in the case of shares purchased on market on any of the three business days prior to the date of this notice, the selling Southcorp shareholder.	BBW	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares purchased on market by BBW by reason of holding, either directly or indirectly, a controlling interest in BBW.	51,310,727 ordinary shares	51,310,727

Foster's Group Companies	BBW or, in the case of shares purchased on market on any of the three business days prior to the date of this notice, the selling Southcorp shareholder.	BBW	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares purchased on market by BBW by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	51,310,727 ordinary shares	51,310,727

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	77 Southbank Boulevard, Southbank, Victoria, 3006

Signature

print name Robert Keith Dudfield capacity : Assistant Company Secretary

sign here R.K.Dudfield date 20 / 5 / 2005

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A – Related Bodies Corporate

This is Annexure A of 4 pages (including this page) referred to in Form 604, Notice of change of interests of substantial holder

R.K. Dudfield.

Robert Keith Dudfield
Foster's Group Limited ACN 007 620 886

Date: 20 / 5 / 2005

Accenta Paul GmbH Beratung Fur Werbung Und Direktverlries
A.C.N. 006 327 028 Pty. Ltd.
A.C.N. 008 008 526 Pty. Ltd.
A.C.N. 070 379 869 Pty. Ltd.
Aldershot Nominees Pty. Ltd.
Amayana Pty. Ltd.
Amberton Wines Pty. Ltd.
AML&F Holdings Pty. Ltd.
Amwax Inc.
Anglemaster Limited
Archana Pty. Ltd.
Ashwick (NT) No. 7 Pty. Ltd.
Ashwick (Qld.) No. 15 Pty. Ltd.
Ashwick (Qld.) No. 96 Pty. Ltd.
Ashwick (Qld.) No. 127 Pty. Ltd.
Ashwick (Qld.) No. 167 Pty. Ltd.
Ashwick (Vic.) No. 27 Pty. Ltd.
Austotel (Victoria Holdings) Pty. Ltd.
Australian Estates Pty. Ltd.
Australian, Mercantile, Land and Finance Company Pty. Ltd.
Australian, Mercantile, London Limited
Bacchus Gate Corp.
Balfours Imports Inc.
Beringer Blass Distribution SRL
Beringer Blass Italia S.R.L.
Beringer Blass Wine Estates Chile Limitada
Beringer Blass Wine Estates Company
Beringer Blass Wine Estates Holdings, Inc.
Beringer Blass Wine Estates Limited (Europe)
Beringer Blass Wine Estates Limited (NZ)
Beringer Blass Wine Estates Limited
Beringer Blass Wines Pty Ltd
Beringer Blass Wine Estates Sales Company
Beringer Wine Estates Foreign Sales Corporation
Bevcorp Pty. Ltd.
Bilyara Vineyards Pty. Ltd.
Bourse du Vin International B.V.
Bourse du Vin Limited
Brewing Holdings Pty. Ltd.
Brewing Investments Pty. Ltd.
Brewman Group Limited
Brewman TL Limited
Brewtech Pty. Ltd.
Bright Star Investments Pty. Ltd.
Bulmer Australia Limited
Bulmer Harvest Limited
Cape Schanck Wines Pty. Ltd.
Cardmember Wines Limited
Cardmember Wines Pty. Ltd.
Carlton & United Beverages Limited
Carlton & United Breweries Pty Ltd
Carlton & United Breweries (N.S.W.) Pty. Limited
Carlton & United Breweries (Queensland) Pty. Ltd.
Carlton & United Breweries (Stator) Pty. Ltd.
Carlton Brewery Hotels (N.R.) Pty. Limited
Carlton Brewery Hotels Pty. Ltd.
Carter and Associates (2000) Limited
Cascade Brewery Company Pty. Ltd.
Cellar Door Direct GmbH
Dorrien Estate Winery Pty Ltd
Cellarmaster Wines Europe B.V.
Cellarmaster Wines Germany GmbH
Cellarmaster Wines Holdings (U.K.) Limited
Cellarmaster Wines Limited
Cellarmaster Wines SA
Cellarmaster Wines (UK) Limited
Cellarmaster Wines Pty. Limited

Cellarmasters GmbH
Classic Packaging Pty. Limited
CNAB Pty. Ltd.
Craigburn Land Co. Pty. Ltd.
Craigburn Property Pty. Ltd.
CSB Pty. Ltd.
Data Co-ordination Centre Inc. – The Wine Exchange
Demener Pty. Ltd.
Dennys Strachan Mercantile Pty. Ltd.
Derel ESC Pty. Ltd.
Dismin Investments Pty. Ltd.
Dreamgame Limited
EFG Australia Pty Ltd
EFG Finance Leasing Pty Ltd
EFG Holdings (U.S.A.) Inc.
EFG Investments Pty Ltd
EFG Securities Pty Ltd
EFG Treasury Pty. Limited
ELFIC Pty Ltd
Elstone Developments Pty. Ltd.
ESG (Enterprises) N.V.
Etude Wines, Inc.
Ewines Pty. Limited
FBG (U.K.) Limited
FBG Brewery Holdings UK Limited
FBG Canada Limited
FBG India Holdings Limited
FBG International Limited
FBG Investments Pty. Ltd.
FBG Treasury (Aust.) Limited
FBG Treasury (Europe) B.V.
FBG Treasury (N.Z.) Limited
FBG Treasury (U.K.) plc
FBG Treasury (U.S.A.) Inc.
FBG Vietnam Holdings Pty. Ltd.
FGL Employee Share Plan Pty. Ltd.
Filehaze Pty. Ltd.
Foster's Brewing Group (U.S.A.) Limited
Foster's Brewing Group Pty. Ltd.
Foster's (Cambodia) Limited
Foster's China Pty. Ltd.
Foster's Danang Limited
Foster's Finance Corp.
Foster's Group Asia Holdings Pty. Ltd.
Foster's Group Canada Inc.
Foster's Group New Zealand Limited
Foster's International (N.Z.) Pty. Limited
Foster's Sports Foundation
Foster's Tien Giang Limited
Foster's Vietnam Limited
Galemaze Pty. Ltd.
Graf von Rudesheim
Grand Cru Expertise "De Belgische Wijnbeurs" N.V.
Grand Cru Expertise "De Nederlandse Wijnbeurs" B.V.
H. Jones & Co. Pty. Ltd.
H. Maximilian Pallhuber GmbH & Co. KG
H.P. Bulmer (Overseas Holdings) Limited
Herve Lu Puy
Herve Lu Puy
Highlands Craigieburn Pty. Ltd.
Hotel (FP) Pty. Ltd.
I-Nova Consulting Pty. Ltd.
Il Cavelieri Del Castello Di Gabbiano SRL
Kangaroo Ridge Wines Europe Limited
Kawana Beach Pty. Ltd.
Kawana Central Pty. Ltd.
Kawana Industrial Park Pty. Ltd.
Finnews Pty. Ltd.
FBG Finance Limited
FBG Holdings (U.K.) Limited
FBG Incentive Pty. Ltd.
FGL Insurance Company Pte Ltd
FGL Finance (USD) Pty Ltd
FGL Finance (GBP) Pty Ltd

Kawana Island Pty Ltd.
Kawana Lakes Pty. Ltd.
Krondorf Wines Pty. Ltd.
La Fratemelle De Bourgogne
RSG Beachmere Pty. Ltd.
RSG Bellvista Pty. Ltd.
RSG Funds Management Pty Ltd
RSG Land Group Pty Ltd
RSG Highlands Craigieburn Pty. Ltd.
RSG North Lakes Marketing Pty. Ltd.
RSG North Lakes Sales Pty. Ltd
Llana Cottage Pty. Ltd.
Maglieri Wines Pty. Ltd.
Masthead Brewing Company Pty. Ltd.
Matua Finance Limited
MBBC Limited
Mega Management Pty. Ltd.
Melbourne Brewery Company Pty. Ltd.
Mildara Blass Holdings Inc.
Mildara Blass Inc.
Mildara Blass Wines Inc.
Mildara Holdings Pty. Limited
Moorabbin Junction Pty. Ltd.
N.T. Brewery Pty. Ltd.
Navistar Group Limited
Nellie Products Pty. Ltd.
New Crest Investments Pty. Ltd.
Nexday Europe B.V.
The Continental Wines and Spirits Company (N.Z.) Limited
The Foster Brewing Co. Pty. Ltd.
The New Zealand Wine Club Limited
The Rothbury Estate Pty. Ltd.
The Shamrock Brewing Company Proprietary Limited
The Wine Exchange Limited
The Wine Planet International Pty. Limited
Tibsco Limited
Tibsco Pensions Limited
Foster's People Pty Ltd
Tract 4/5 LLC
Nexday Pty. Limited
North Lakes Marketing Consultancy Trust
North Lakes Marketing Pty. Ltd.
North Lakes Sales Agency Trust
North Lakes Sales Pty. Ltd.
North Napa Land Co.
Norwood Beach Pty. Ltd.
Nova Glen Pty. Ltd.
Oakland Glen Pty. Ltd.
Pica Finance Limited
Pica Group Pty Ltd
Pica Nominees Pty. Limited
Pitt, Son & Badgery Pty. Ltd.
Power Brewing Company Pty. Ltd.
Premium Land, Inc.
Primedan Pty. Ltd.
Queensland Breweries Pty. Ltd.
Rimpacific Shipping (U.K.) Ltd.
Robertsons Well Pty. Ltd.
Robertsons Well Unit Trust
Rothbury Sales Pty. Ltd.
Rothbury Wines Pty. Ltd.
Rumar International Pty. Ltd.
Sarl Les Crus Prevendus SADCS
Savirak Pty. Ltd.
Seeton Pty. Ltd.
Shanghai Foster's Brewery Co. Ltd.
Sharden Lodge Pty. Ltd.
Silvester Brothers (AMH) Pty. Limited
Silvester Brothers (AMHUK) Limited
Silvester Brothers Pty. Limited
Societe D Investissement Du Beaujolais
Somar Pty. Ltd.
Stamford Hotel Pty. Ltd.
T'Gallant Winemakers Pty. Ltd.
Telemasters Limited
The Australian Wine Centre Limited
The Australian Wine Club Pty. Ltd.
The Ballarat Brewing Company Pty. Ltd.
'St. Maximilian' Wein-Export Geselschaft m.b.H, Vienna

Trinity Park Inc.
VICD – Produtos Em Cortica, LDA
Victoria Brewery Pty. Ltd.
Vinpac International Pty. Limited
Vinpac SADCS
Vintners Imports Pty. Limited
Volz Pty. Ltd.
Voskane Pty. Ltd.
Werribee Properties (RWDS) Proprietary Limited
Whitecross Investments Pty. Ltd.
Windemere Securities Limited
Wine Planet Holdings Pty. Limited
Wine Planet Technology Pty. Limited
Winemaker's Choice Limited
Wolf Blass Wines Pty. Ltd.
Wood Hall Trust Limited
Wood Hall (Aust.) Pty. Limited
World Wine Gallery GmbH
C.U.B. Pty Ltd
00015868 Limited
02396239 Limited
151435 Canada Ltd.

The Castlemaine Brewery Company Melbourne Pty. Ltd.
The Continental Spirits Company Pty. Ltd.
AP John & Sons Pty. Ltd.
Briar Ridge Manufacturing Pty. Ltd.
Briar Ridge Vineyards Pty. Ltd.
Carlton Brewery (Fiji) Limited
Cellarmaster Wines SA
Foster's India Limited
Graymoor Estate Joint Venture
Graymoor Estate Pty. Ltd.
Graymoor Estate Unit Trust
Greg Norman Estates Joint Venture
Kangaroo Ridge Wine Company Pty. Ltd.
Matua Valley Wines Limited
Samoa Breweries Limited
Shingle Peak Wines Limited
Societe of Bouteillage of Beaujolais, Macon and Bourgogne
South Pacific Distilleries Limited
Waikoukou Vineyards Limited
Wine Buzz KK

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



Fax Transmission

FOSTER'S GROUP
Inspiring Global Enjoyment

Fax to	US Securities and Exchange Commission Corporate Finance Office	Fax no	0011 1 202 772 9207
		From	Jane Dowsey
		Direct fax	+613 9645-7226
		Direct tel	+613 9633-2105
		Date	20 May, 2005
Number of pages including this coversheet	38	The contents of this fax are strictly private and confidential.	

Subject Paper Filings

Dear Sir/Madam,

RE File No: 082-01711
FOSTER'S GROUP LIMITED (formerly Foster's Brewing Group Limited)

As previously advised, attached are Australian Stock Exchange (ASX) announcements that we have lodged between 5 May 2005 and 11 May 2005. Please file in appropriate date order.

5 May 2005	'Foster's interest in Southcorp now 40.9%' (1 page)
5 May 2005	'Form 604 – Notice of change of interests of substantial holder' (8 pages)
6 May 2005	'Foster's interest in Southcorp now 42.3%' (1 page)
6 May 2005	'Form 604 – Notice of change of interests of substantial holder' (8 pages)
10 May 2005	'Foster's interest in Southcorp now 43.7%' (1 page)
10 May 2005	'Form 604 – Notice of change of interests of substantial holder' (8 pages)
11 May 2005	'Foster's interest in Southcorp now 45.3%' (1 page)
11 May 2005	'Form 604 – Notice of change of interests of substantial holder' (8 pages)
11 May 2005	'Foster's declares takeover offer unconditional' (1 page)

TOTAL PAGES: 38

If you have any queries please call +613 9633 2105 or email jane.dowsey@fostersgroup.com

Regards,

Jane Dowsey
Group Secretarial
Foster's Group Limited

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

5 May 2005

Foster's interest in Southcorp now 40.9%

Foster's Group Limited (Foster's) announces that its interest in Southcorp Limited (Southcorp) has increased to 40.9% through acceptances into its takeover offer for Southcorp (Offer) and through acceptance instructions held in the Institutional Acceptance Facility established by Foster's.

Percentage of Southcorp shares in which Foster's had a relevant interest prior to the Offer	18.8%
Percentage of Southcorp shares the subject of acceptances under the Offer	10.2%
Percentage of Southcorp shares subject to the Institutional Acceptance Facility	11.9%
Total Interest in Southcorp shares	**40.9%**

If Southcorp shareholders have questions in relation to the Foster's offer, or wish to obtain a replacement transfer and acceptance form, they should call the Foster's offer enquiry line on 1800 101 769 (international callers should call +61 3 9415 4242).

Ends

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme — Southcorp Limited (Southcorp)
ACN/ARSN — ABN 80 007 722 643

1. Details of substantial holder (1)

Name — Foster's Group Limited ACN 007 620 886 (**Foster's**), Brewing Holdings Pty Ltd ACN 004 059 394 (**Brewing Holdings**), Brewing Investments Pty Ltd ACN 004 233 005 (**Brewing Investments**), Carlton and United Beverages Limited ACN 004 056 106 (**CUB**), FBG Investments Pty Ltd ACN 004 373 862 (**FBG**), Beringer Blass Wine Estates Limited ACN 004 094 599 (**Beringer**) and Beringer Blass Wines Pty Ltd ACN 105 344 965 (**BBW**) and their related bodies corporate listed in Annexure A (**Foster's Group Companies**).

ACN\ARSN (if applicable)

There was a change in the interests of the substantial holder on — 4 May 2005
The previous notice was given to the company on — 4 / 5 / 2005
The previous notice was dated — 4 / 5 / 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	207,561,534	27.9%	215,659,669	29.0%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme, are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
4 May 2004	Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	Increase in relevant interest as a result of acceptances of the takeover offer contained in the Bidder's Statement dated 2 February 2005 issued by BBW (Offer).	$4.26 cash subject to the terms of the Offer.	8,098,135 ordinary shares	8,098,135

4. Present relevant Interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BBW	Southcorp shareholders who have accepted the Offer.	BBW	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptance of the Offer.	75,710,645 ordinary shares	75,710,645
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	Southcorp shareholders who have accepted the Offer.	BBW	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of holding, either directly or indirectly, a controlling interest in BBW.	75,710,645 ordinary shares	75,710,645
Foster's Group Companies	Southcorp shareholders who have accepted the Offer.	BBW	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	75,710,645 ordinary shares	75,710,645
BBW	Reline Investments Pty Limited ACN 095 987 367 (Reline)	Reline	BBW has a relevant interest in shares in Southcorp of which Reline is the registered holder pursuant to the Share Sale and Purchase Agreement dated 12 January 2005 between BBW and Reline, a copy of which is contained in Annexure B to the Notice of Initial Substantial Holder dated 14 January 2005.	139,949,024 ordinary shares	139,949,024

Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	Reline	Reline	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares of which Reline is the registered holder by reason of holding, either directly or indirectly, a controlling interest in BBW.	139,949,024 ordinary shares	139,949,024
Foster's Group Companies	Reline	Reline	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares of which Reline is the registered holder by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	139,949,024 ordinary shares	139,949,024

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	77 Southbank Boulevard, Southbank, Victoria, 3006

Signature

print name Robert Keith Dudfield capacity : Assistant Company Secretary

sign here R.K. Dudfield date 5 / 5 / 2005

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A – Related Bodies Corporate

This is Annexure A of 4 pages (including this page) referred to in Form 604, Notice of change of interests of substantial holder

R.K. Dudfield

Robert Keith Dudfield
Foster's Group Limited ACN 007 620 886

Date: 5/5/2005

Accenta Paul GmbH Beratung Fur Werbung Und Direktvertries
A.C.N. 008 327 028 Pty. Ltd.
A.C.N. 008 008 528 Pty. Ltd.
A.C.N. 070 379 869 Pty. Ltd.
Aldershot Nominees Pty. Ltd.
Amayana Pty. Ltd.
Ambarton Wines Pty. Ltd.
AML&F Holdings Pty. Ltd.
Amwex Inc.
Anglemaster Limited
Archana Pty. Ltd.
Ashwick (NT) No. 7 Pty. Ltd.
Ashwick (Qld.) No. 15 Pty. Ltd.
Ashwick (Qld.) No. 96 Pty. Ltd.
Ashwick (Qld.) No. 127 Pty. Ltd.
Ashwick (Qld.) No. 167 Pty. Ltd.
Ashwick (Vic.) No. 27 Pty. Ltd.
Austotel (Victoria Holdings) Pty. Ltd.
Australian Estates Pty. Ltd.
Australian, Mercantile, Land and Finance Company Pty. Ltd.
Australian, Mercantile, London Limited
Bacchus Gate Corp.
Balfours Imports Inc.
Beringer Blass Distribution SRL
Beringer Blass Italia S.R.L.
Beringer Blass Wine Estates Chile Limitada
Beringer Blass Wine Estates Company
Beringer Blass Wine Estates Holdings, Inc.
Beringer Blass Wine Estates Limited (Europe)
Beringer Blass Wine Estates Limited (NZ)
Beringer Blass Wine Estates Limited
Beringer Blass Wines Pty Ltd
Beringer Blass Wine Estates Sales Company
Beringer Wine Estates Foreign Sales Corporation
Bevcorp Pty. Ltd.
Bilyara Vineyards Pty. Ltd.
Bourse du Vin International B.V.
Bourse du Vin Limited
Brewing Holdings Pty. Ltd.
Brewing Investments Pty. Ltd.
Brewman Group Limited
Brewman TL Limited
Brewtech Pty. Ltd.
Bright Star Investments Pty. Ltd.
Bulmer Australia Limited
Bulmer Harvest Limited
Cape Schanck Wines Pty. Ltd.
Cardmember Wines Limited
Cardmember Wines Pty. Ltd.
Carlton & United Beverages Limited
Carlton & United Breweries Pty Ltd
Carlton & United Breweries (N.S.W.) Pty. Limited
Carlton & United Breweries (Queensland) Pty. Ltd.
Carlton & United Breweries (Stator) Pty. Ltd.
Carlton Brewery Hotels (N.R.) Pty. Limited
Carlton Brewery Hotels Pty. Ltd.
Carter and Associates (2000) Limited
Cascade Brewery Company Pty. Ltd.
Cellar Door Direct GmbH
Dorrien Estate Winery Pty Ltd
Cellarmaster Wines Europe B.V.
Cellarmaster Wines Germany GmbH
Cellarmaster Wines Holdings (U.K.) Limited
Cellarmaster Wines Limited
Cellarmaster Wines SA
Cellarmaster Wines (UK) Limited
Cellarmaster Wines Pty. Limited

Cellarmasters GmbH
Classic Packaging Pty. Limited
CNAB Pty. Ltd.
Craigburn Land Co. Pty. Ltd.
Craigburn Property Pty. Ltd.
CSB Pty. Ltd.
Data Co-ordination Centre Inc. – The Wine Exchange
Demener Pty. Ltd.
Dennys Strachan Mercantile Pty. Ltd.
Deral ESC Pty. Ltd.
Dismin Investments Pty. Ltd.
Dreamgame Limited
EFG Australia Pty Ltd
EFG Finance Leasing Pty Ltd
EFG Holdings (U.S.A.) Inc.
EFG Investments Pty Ltd
EFG Securities Pty Ltd
EFG Treasury Pty Limited
ELFIC Pty Ltd
Elstone Developments Pty. Ltd.
ESG (Enterprises) N.V.
Etude Wines, Inc.
Ewines Pty. Limited
FBG (U.K.) Limited
FBG Brewery Holdings UK Limited
FBG Canada Limited
FBG India Holdings Limited
FBG International Limited
FBG Investments Pty. Ltd.
FBG Treasury (Aust.) Limited
FBG Treasury (Europe) B.V.
FBG Treasury (N.Z.) Limited
FBG Treasury (U.K.) plc
FBG Treasury (U.S.A.) Inc.
FBG Vietnam Holdings Pty. Ltd.
FGL Employee Share Plan Pty. Ltd.
Filehaze Pty. Ltd.

Foster's Brewing Group (U.S.A.) Limited
Foster's Brewing Group Pty. Ltd.
Foster's (Cambodia) Limited
Foster's China Pty. Ltd.
Foster's Danang Limited
Foster's Finance Corp.
Foster's Group Asia Holdings Pty. Ltd.
Foster's Group Canada Inc.
Foster's Group New Zealand Limited
Foster's International (N.Z.) Pty. Limited
Foster's Sports Foundation
Foster's Tien Giang Limited
Foster's Vietnam Limited
Galemaze Pty. Ltd.
Graf von Rudesheim
Grand Cru Expertise "De Belgische Wijnbeurs" N.V.
Grand Cru Expertise "De Nederlandse Wijnbeurs" B.V.
H. Jones & Co. Pty. Ltd.
H. Maximilian Pallhuber GmbH & Co. KG
H.P. Bulmer (Overseas Holdings) Limited
Herve Lu Puy
Herve Lu Puy
Highlands Craigieburn Pty. Ltd.
Hotel (FP) Pty. Ltd.
I-Nova Consulting Pty. Ltd.
Il Cavalieri Del Castello Di Gabbiano SRL
Kangaroo Ridge Wines Europe Limited
Kawana Beach Pty. Ltd.
Kawana Central Pty. Ltd.
Kawana Industrial Park Pty. Ltd.
Finnews Pty. Ltd.
FBG Finance Limited
FBG Holdings (U.K.) Limited
FBG Incentive Pty. Ltd.
FGL Insurance Company Pte Ltd
FGL Finance (USD) Pty Ltd
FGL Finance (GBP) Pty Ltd

Kawana Island Pty Ltd.
Kawana Lakes Pty. Ltd.
Krondorf Wines Pty. Ltd.
La Fraternelle De Bourgogne
RSG Beachmere Pty. Ltd.
RSG Bellvista Pty. Ltd.
RSG Funds Management Pty Ltd
RSG Land Group Pty Ltd
RSG Highlands Craigieburn Pty. Ltd.
RSG North Lakes Marketing Pty. Ltd.
RSG North Lakes Sales Pty. Ltd
Liana Cottage Pty. Ltd.
Maglieri Wines Pty. Ltd.
Masthead Brewing Company Pty. Ltd.
Matua Finance Limited
MBBC Limited
Mega Management Pty. Ltd.
Melbourne Brewery Company Pty. Ltd.
Mildara Blass Holdings Inc.
Mildara Blass Inc.
Mildara Blass Wines Inc.
Mildara Holdings Pty. Limited
Moorabbin Junction Pty. Ltd.
N.T. Brewery Pty. Ltd.
Navistar Group Limited
Nellie Products Pty. Ltd.
New Crest Investments Pty. Ltd.
Nexday Europe B.V.
The Continental Wines and Spirits Company (N.Z.) Limited
The Foster Brewing Co. Pty. Ltd.
The New Zealand Wine Club Limited
The Rothbury Estate Pty. Ltd.
The Shamrock Brewing Company Proprietary Limited
The Wine Exchange Limited
The Wine Planet International Pty. Limited
Tibsco Limited
Tibsco Pensions Limited
Foster's People Pty Limited
Tract 4/5 LLC

Nexday Pty. Limited
North Lakes Marketing Consultancy Trust
North Lakes Marketing Pty. Ltd.
North Lakes Sales Agency Trust
North Lakes Sales Pty. Ltd.
North Napa Land Co.
Norwood Beach Pty. Ltd.
Nova Glen Pty. Ltd.
Oakland Glen Pty. Ltd.
Pica Finance Limited
Pica Group Pty Ltd
Pica Nominees Pty. Limited
Pitt, Son & Badgery Pty. Ltd.
Power Brewing Company Pty. Ltd.
Premium Land, Inc.
Primedan Pty. Ltd.
Queensland Breweries Pty. Ltd.
Rimpacific Shipping (U.K.) Ltd.
Robertsons Well Pty. Ltd.
Robertsons Well Unit Trust
Rothbury Sales Pty. Ltd.
Rothbury Wines Pty. Ltd.
Rumar International Pty. Ltd.
Sarl Les Crus Prevendus SADCS
Savirak Pty. Ltd.
Seeton Pty. Ltd.
Shanghai Foster's Brewery Co. Ltd.
Sharden Lodge Pty. Ltd.
Silvester Brothers (AMH) Pty. Limited
Silvester Brothers (AMHUK) Limited
Silvester Brothers Pty. Limited
Societe D Investissement Du Beaujolais
Somar Pty. Ltd.
Stamford Hotel Pty. Ltd.
T'Gallant Winemakers Pty. Ltd.
Telemasters Limited
The Australian Wine Centre Limited
The Australian Wine Club Pty. Ltd.
The Ballarat Brewing Company Pty. Ltd.
'St. Maximillan' Wein-Export Geselschaft m.b.H, Vienna

Trinity Park Inc.
VICD – Produtos Em Cortica, LDA
Victoria Brewery Pty. Ltd.
Vinpac International Pty. Limited
Vinpac SADCS
Vintners Imports Pty. Limited
Volz Pty. Ltd.
Voskane Pty. Ltd.
Werribee Properties (RWDS) Proprietary Limited
Whitecross Investments Pty. Ltd.
Windemere Securities Limited
Wine Planet Holdings Pty. Limited
Wine Planet Technology Pty. Limited
Winemaker's Choice Limited
Wolf Blass Wines Pty. Ltd.
Wood Hall Trust Limited
Wood Hall (Aust.) Pty. Limited
World Wine Gallery GmbH
C.U.B. Pty Ltd
00015868 Limited
02398239 Limited
151435 Canada Ltd.

The Castlemaine Brewery Company Melbourne Pty. Ltd.
The Continental Spirits Company Pty. Ltd.
AP John & Sons Pty. Ltd.
Briar Ridge Manufacturing Pty. Ltd.
Briar Ridge Vineyards Pty. Ltd.
Carlton Brewery (Fiji) Limited
Cellarmaster Wines SA
Foster's India Limited
Graymoor Estate Joint Venture
Graymoor Estate Pty. Ltd.
Graymoor Estate Unit Trust
Greg Norman Estates Joint Venture
Kangaroo Ridge Wine Company Pty. Ltd.
Matua Valley Wines Limited
Samoa Breweries Limited
Shingle Peak Wines Limited
Societe of Bouteillage of Beaujolais, Macon and Bourgogne
South Pacific Distilleries Limited
Waikoukou Vineyards Limited
Wine Buzz KK

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

6 May 2005

Foster's interest in Southcorp now 42.3%

Foster's Group Limited (Foster's) announces that its interest in Southcorp Limited (Southcorp) has increased to 42.3% through acceptances into its takeover offer for Southcorp (Offer) and through acceptance instructions held in the Institutional Acceptance Facility established by Foster's.

Percentage of Southcorp shares in which Foster's had a relevant interest prior to the Offer	18.8%
Percentage of Southcorp shares the subject of acceptances under the Offer	11.6%
Percentage of Southcorp shares subject to the Institutional Acceptance Facility	11.9%
Total interest in Southcorp shares	**42.3%**

If Southcorp shareholders have questions in relation to the Foster's offer, or wish to obtain a replacement transfer and acceptance form, they should call the Foster's offer enquiry line on 1800 101 769 (international callers should call +61 3 9415 4242).

Ends

Further information:

Media

Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme	Southcorp Limited (Southcorp)
ACN/ARSN	ABN 80 007 722 643

1. Details of substantial holder (1)

Name: Foster's Group Limited ACN 007 620 886 (**Foster's**), Brewing Holdings Pty Ltd ACN 004 059 394 (**Brewing Holdings**), Brewing Investments Pty Ltd ACN 004 233 005 (**Brewing Investments**), Carlton and United Beverages Limited ACN 004 056 106 (**CUB**), FBG Investments Pty Ltd ACN 004 373 862 (**FBG**), Beringer Blass Wine Estates Limited ACN 004 094 599 (**Beringer**) and Beringer Blass Wines Pty Ltd ACN 105 344 965 (**BBW**) and their related bodies corporate listed in Annexure A (**Foster's Group Companies**).

ACN\ARSN (if applicable)

There was a change in the interests of the substantial holder on	5 May 2005
The previous notice was given to the company on	5 / 5 / 2005
The previous notice was dated	5 / 5 / 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	215,659,669	29.0%	225,981,599	30.4 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme, are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
5 May 2004	Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	Increase in relevant interest as a result of acceptances of the takeover offer contained in the Bidder's Statement dated 2 February 2005 issued by BBW (**Offer**).	$4.26 cash subject to the terms of the Offer.	10,321,930 ordinary shares	10,321,930

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BBW	Southcorp shareholders who have accepted the Offer.	BBW	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptance of the Offer.	86,032,575 ordinary shares	86,032,575
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	Southcorp shareholders who have accepted the Offer.	BBW	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of holding, either directly or indirectly, a controlling interest in BBW.	86,032,575 ordinary shares	86,032,575
Foster's Group Companies	Southcorp shareholders who have accepted the Offer.	BBW	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	86,032,575 ordinary shares	86,032,575
BBW	Reline Investments Pty Limited ACN 095 987 367 (Reline)	Reline	BBW has a relevant interest in shares in Southcorp of which Reline is the registered holder pursuant to the Share Sale and Purchase Agreement dated 12 January 2005 between BBW and Reline, a copy of which is contained in Annexure B to the Notice of Initial Substantial Holder dated 14 January 2005.	139,949,024 ordinary shares	139,949,024

Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	Reline	Reline	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares of which Reline is the registered holder by reason of holding, either directly or indirectly, a controlling interest in BBW.	139,949,024 ordinary shares	139,949,024
Foster's Group Companies	Reline	Reline	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares of which Reline is the registered holder by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	139,949,024 ordinary shares	139,949,024

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	77 Southbank Boulevard, Southbank, Victoria, 3006

Signature

print name Robert Keith Dudfield capacity : Assistant Company Secretary

sign here R.K. Dudfield. date 6 / 5 / 2005

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A – Related Bodies Corporate

This is Annexure A of 4 pages (including this page) referred to in Form 604, Notice of change of interests of substantial holder

R.K. Dudfield

Robert Keith Dudfield
Foster's Group Limited ACN 007 620 886

Date: 6/5/2005

Accenta Paul GmbH Beratung Fur Werbung Und Direktvertries
A.C.N. 006 327 028 Pty. Ltd.
A.C.N. 008 008 526 Pty. Ltd.
A.C.N. 070 379 869 Pty. Ltd.
Aldershot Nominees Pty. Ltd.
Amayana Pty. Ltd.
Amberton Wines Pty. Ltd.
AML&F Holdings Pty. Ltd.
Amwax Inc.
Anglemaster Limited
Archana Pty. Ltd.
Ashwick (NT) No. 7 Pty. Ltd.
Ashwick (Qld.) No. 15 Pty. Ltd.
Ashwick (Qld.) No. 96 Pty. Ltd.
Ashwick (Qld.) No. 127 Pty. Ltd.
Ashwick (Qld.) No. 167 Pty. Ltd.
Ashwick (Vic.) No. 27 Pty. Ltd.
Austotel (Victoria Holdings) Pty. Ltd.
Australian Estates Pty. Ltd.
Australian, Mercantile, Land and Finance Company Pty. Ltd.
Australian, Mercantile, London Limited
Bacchus Gate Corp.
Balfours Imports Inc.
Beringer Blass Distribution SRL
Beringer Blass Italia S.R.L.
Beringer Blass Wine Estates Chile Limitada
Beringer Blass Wine Estates Company
Beringer Blass Wine Estates Holdings, Inc.
Beringer Blass Wine Estates Limited (Europe)
Beringer Blass Wine Estates Limited (NZ)
Beringer Blass Wine Estates Limited
Beringer Blass Wines Pty Ltd
Beringer Blass Wine Estates Sales Company
Beringer Wine Estates Foreign Sales Corporation
Bevcorp Pty. Ltd.
Bilyara Vineyards Pty. Ltd.
Bourse du Vin International B.V.
Bourse du Vin Limited
Brewing Holdings Pty. Ltd.
Brewing Investments Pty. Ltd.
Brewman Group Limited
Brewman TL Limited
Brewtech Pty. Ltd.
Bright Star Investments Pty. Ltd.
Bulmer Australia Limited
Bulmer Harvest Limited
Cape Schanck Wines Pty. Ltd.
Cardmember Wines Limited
Cardmember Wines Pty. Ltd.
Carlton & United Beverages Limited
Carlton & United Breweries Pty Ltd
Carlton & United Breweries (N.S.W.) Pty. Limited
Carlton & United Breweries (Queensland) Pty. Ltd.
Carlton & United Breweries (Slator) Pty. Ltd.
Carlton Brewery Hotels (N.R.) Pty. Limited
Carlton Brewery Hotels Pty. Ltd.
Carter and Associates (2000) Limited
Cascade Brewery Company Pty. Ltd.
Cellar Door Direct GmbH
Dorrien Estate Winery Pty Ltd
Cellarmaster Wines Europa B.V.
Cellarmaster Wines Germany GmbH
Cellarmaster Wines Holdings (U.K.) Limited
Cellarmaster Wines Limited
Cellarmaster Wines SA
Cellarmaster Wines (UK) Limited
Cellarmaster Wines Pty. Limited

Callarmastors GmbH
Classic Packaging Pty. Limited
CNAB Pty. Ltd.
Craigburn Land Co. Pty. Ltd.
Craigburn Property Pty. Ltd.
CSB Pty. Ltd.
Data Co-ordination Centre Inc. – The Wine Exchange
Demener Pty. Ltd.
Dennys Strachan Mercantile Pty. Ltd.
Derel ESC Pty. Ltd.
Dismin Investments Pty. Ltd.
Dreamgame Limited
EFG Australia Pty Ltd
EFG Finance Leasing Pty Ltd
EFG Holdings (U.S.A.) Inc.
EFG Investments Pty Ltd
EFG Securities Pty Ltd
EFG Treasury Pty. Limited
ELFIC Pty Ltd
Elstone Developments Pty. Ltd.
ESG (Enterprises) N.V.
Etude Wines, Inc.
Ewines Pty. Limited
FBG (U.K.) Limited
FBG Brewery Holdings UK Limited
FBG Canada Limited
FBG India Holdings Limited
FBG International Limited
FBG Investments Pty. Ltd.
FBG Treasury (Aust.) Limited
FBG Treasury (Europe) B.V.
FBG Treasury (N.Z.) Limited
FBG Treasury (U.K.) plc
FBG Treasury (U.S.A.) Inc.
FBG Vietnam Holdings Pty. Ltd.
FGL Employee Share Plan Pty. Ltd.
Filehaze Pty. Ltd.
Foster's Brewing Group (U.S.A.) Limited
Foster's Brewing Group Pty. Ltd.
Foster's (Cambodia) Limited
Foster's China Pty. Ltd.
Foster's Danang Limited
Foster's Finance Corp.
Foster's Group Asia Holdings Pty. Ltd.
Foster's Group Canada Inc.
Foster's Group New Zealand Limited
Foster's International (N.Z.) Pty. Limited
Foster's Sports Foundation
Foster's Tien Giang Limited
Foster's Vietnam Limited
Galemaze Pty. Ltd.
Graf von Rudesheim
Grand Cru Expertise "De Belgische Wijnbeurs" N.V.
Grand Cru Expertise "De Nederlandse Wijnbeurs" B.V.
H. Jones & Co. Pty. Ltd.
H. Maximilian Pallhuber GmbH & Co. KG
H.P. Bulmer (Overseas Holdings) Limited
Herve Lu Puy
Herve Lu Puy
Highlands Craigieburn Pty. Ltd.
Hotel (FP) Pty. Ltd.
I-Nova Consulting Pty. Ltd.
Il Cavelieri Del Castello Di Gabbiano SRL
Kangaroo Ridge Wines Europe Limited
Kawana Beach Pty. Ltd.
Kawana Central Pty. Ltd.
Kawana Industrial Park Pty. Ltd.
Finnews Pty. Ltd.
FBG Finance Limited
FBG Holdings (U.K.) Limited
FBG Incentive Pty. Ltd.
FGL Insurance Company Pte Ltd
FGL Finance (USD) Pty Ltd
FGL Finance (GBP) Pty Ltd

Kawana Island Pty Ltd.
Kawana Lakes Pty. Ltd.
Krondorf Wines Pty. Ltd.
La Fraternelle De Bourgogne
RSG Beachmere Pty. Ltd.
RSG Bellvista Pty. Ltd.
RSG Funds Management Pty Ltd
RSG Land Group Pty Ltd
RSG Highlands Craigieburn Pty. Ltd.
RSG North Lakes Marketing Pty. Ltd.
RSG North Lakes Sales Pty. Ltd
Liarra Cottage Pty. Ltd.
Maglieri Wines Pty. Ltd.
Masthead Brewing Company Pty. Ltd.
Matua Finance Limited
MBBC Limited
Mega Management Pty. Ltd.
Melbourne Brewery Company Pty. Ltd.
Mildara Blass Holdings Inc.
Mildara Blass Inc.
Mildara Blass Wines Inc.
Mildara Holdings Pty. Limited
Moorabbin Junction Pty. Ltd.
N.T. Brewery Pty. Ltd.
Navistar Group Limited
Nellie Products Pty. Ltd.
New Crest Investments Pty. Ltd.
Nexday Europe B.V.
The Continental Wines and Spirits Company (N.Z.) Limited
The Foster Brewing Co. Pty. Ltd.
The New Zealand Wine Club Limited
The Rothbury Estate Pty. Ltd.
The Shamrock Brewing Company Proprietary Limited
The Wine Exchange Limited
The Wine Planet International Pty. Limited
Tibsco Limited
Tibsco Pensions Limited
Foster's People Pty Limited
Tract 4/5 LLC

Nexday Pty. Limited
North Lakes Marketing Consultancy Trust
North Lakes Marketing Pty. Ltd.
North Lakes Sales Agency Trust
North Lakes Sales Pty. Ltd.
North Napa Land Co.
Norwood Beach Pty. Ltd.
Nova Glen Pty. Ltd.
Oakland Glen Pty. Ltd.
Pica Finance Limited
Pica Group Pty Ltd
Pica Nominees Pty. Limited
Pitt, Son & Badgery Pty. Ltd.
Power Brewing Company Pty. Ltd.
Premium Land, Inc.
Primedan Pty. Ltd.
Queensland Breweries Pty. Ltd.
Rimpacific Shipping (U.K.) Ltd.
Robertsons Well Pty. Ltd.
Robertsons Well Unit Trust
Rothbury Sales Pty. Ltd.
Rothbury Wines Pty. Ltd.
Rumar International Pty. Ltd.
Sarl Les Crus Prevendus SADCS
Savirak Pty. Ltd.
Seeton Pty. Ltd.
Shanghai Foster's Brewery Co. Ltd.
Sharden Lodge Pty. Ltd.
Silvester Brothers (AMH) Pty. Limited
Silvester Brothers (AMHUK) Limited
Silvester Brothers Pty. Limited
Societe D Investissement Du Beaujolais
Somar Pty. Ltd.
Stamford Hotel Pty. Ltd.
T'Gallant Winemakers Pty. Ltd.
Telemasters Limited
The Australian Wine Centre Limited
The Australian Wine Club Pty. Ltd.
The Ballarat Brewing Company Pty. Ltd.
'St. Maximilian' Wein-Export Geselschaft m.b.H. Vienna

Trinity Park Inc.
VICD – Produtos Em Cortica, LDA
Victoria Brewery Pty. Ltd.
Vinpac International Pty. Limited
Vinpac SADCS
Vintners Imports Pty. Limited
Volz Pty. Ltd.
Voskane Pty. Ltd.
Werribee Properties (RWDS) Proprietary Limited
Whitecross Investments Pty. Ltd.
Windemere Securities Limited
Wine Planet Holdings Pty. Limited
Wine Planet Technology Pty. Limited
Winemaker's Choice Limited
Wolf Blass Wines Pty. Ltd.
Wood Hall Trust Limited
Wood Hall (Aust.) Pty. Limited
World Wine Gallery GmbH
C.U.B. Pty Ltd
00015868 Limited
02396239 Limited
151435 Canada Ltd.

The Castlemaine Brewery Company Melbourne Pty. Ltd.
The Continental Spirits Company Pty. Ltd.
AP John & Sons Pty. Ltd.
Briar Ridge Manufacturing Pty. Ltd.
Briar Ridge Vineyards Pty. Ltd.
Carlton Brewery (Fiji) Limited
Cellarmaster Wines SA
Foster's India Limited
Graymoor Estate Joint Venture
Graymoor Estate Pty. Ltd.
Graymoor Estate Unit Trust
Greg Norman Estates Joint Venture
Kangaroo Ridge Wine Company Pty. Ltd.
Matua Valley Wines Limited
Samoa Breweries Limited
Shingle Peak Wines Limited
Societe of Bouteillage of Beaujolais, Macon and Bourgogne
South Pacific Distilleries Limited
Waikoukou Vineyards Limited
Wine Buzz KK

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

10 May 2005

Foster's interest in Southcorp now 43.7%

Foster's Group Limited (Foster's) announces that its interest in Southcorp Limited (Southcorp) has increased to 43.7% through acceptances into its takeover offer for Southcorp (Offer) and through acceptance instructions held in the Institutional Acceptance Facility established by Foster's.

Percentage of Southcorp shares in which Foster's had a relevant interest prior to the Offer	18.8%
Percentage of Southcorp shares the subject of acceptances under the Offer	13.0%
Percentage of Southcorp shares subject to the Institutional Acceptance Facility	11.9%
Total interest in Southcorp shares	**43.7%**

If Southcorp shareholders have questions in relation to the Foster's offer, or wish to obtain a replacement transfer and acceptance form, they should call the Foster's offer enquiry line on 1800 101 769 (international callers should call +61 3 9415 4242).

Ends

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme: Southcorp Limited (Southcorp)
ACN/ARSN: ABN 80 007 722 643

1. Details of substantial holder (1)

Name: Foster's Group Limited ACN 007 620 886 (**Foster's**), Brewing Holdings Pty Ltd ACN 004 059 394 (**Brewing Holdings**), Brewing Investments Pty Ltd ACN 004 233 005 (**Brewing Investments**), Carlton and United Beverages Limited ACN 004 056 106 (**CUB**), FBG Investments Pty Ltd ACN 004 373 862 (**FBG**), Beringer Blass Wine Estates Limited ACN 004 094 599 (**Beringer**) and Beringer Blass Wines Pty Ltd ACN 105 344 965 (**BBW**) and their related bodies corporate listed in Annexure A (**Foster's Group Companies**).

ACN\ARSN (if applicable)

There was a change in the interests of the substantial holder on: 6 May 2005 – 9 May 2005
The previous notice was given to the company on: 6 / 5 / 2005
The previous notice was dated: 6 / 5 / 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	225,981,599	30.4 %	236,803,201	31.8 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme, are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
6 May 2005 – 9 May 2005	Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	Increase in relevant interest as a result of acceptances of the takeover offer contained in the Bidder's Statement dated 2 February 2005 issued by BBW (Offer).	$4.26 cash subject to the terms of the Offer.	10,821,602 ordinary shares	10,821,602

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BBW	Southcorp shareholders who have accepted the Offer.	BBW	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptance of the Offer.	96,854,177 ordinary shares	96,854,177
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	Southcorp shareholders who have accepted the Offer.	BBW	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of holding, either directly or indirectly, a controlling interest in BBW.	96,854,177 ordinary shares	96,854,177
Foster's Group Companies	Southcorp shareholders who have accepted the Offer.	BBW	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	96,854,177 ordinary shares	96,854,177
BBW	Reline Investments Pty Limited ACN 095 987 367 (**Reline**)	Reline	BBW has a relevant interest in shares in Southcorp of which Reline is the registered holder pursuant to the Share Sale and Purchase Agreement dated 12 January 2005 between BBW and Reline, a copy of which is contained in Annexure B to the Notice of Initial Substantial Holder dated 14 January 2005.	139,949,024 ordinary shares	139,949,024

Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	Reline	Reline	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares of which Reline is the registered holder by reason of holding, either directly or indirectly, a controlling interest in BBW.	139,949,024 ordinary shares	139,949,024
Foster's Group Companies	Reline	Reline	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares of which Reline is the registered holder by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	139,949,024 ordinary shares	139,949,024

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	77 Southbank Boulevard, Southbank, Victoria, 3006

Signature

print name Robert Keith Dudfield capacity : Assistant Company Secretary

sign here R.K. Dudfield date 10 / 5 / 2005

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A – Related Bodies Corporate

This is Annexure A of 4 pages (including this page) referred to in Form 604, Notice of change of interests of substantial holder

R.K. Dudfield

Robert Keith Dudfield
Foster's Group Limited ACN 007 620 886

Date: 10/5/2005

Accenta Paul GmbH Beratung Fur Werbung Und Direktvertries
A.C.N. 006 327 028 Pty. Ltd.
A.C.N. 008 008 626 Pty. Ltd.
A.C.N. 070 379 869 Pty. Ltd.
Aldershot Nominees Pty. Ltd.
Amayana Pty. Ltd.
Amberton Wines Pty. Ltd.
AML&F Holdings Pty. Ltd.
Amwex Inc.
Anglemaster Limited
Archana Pty. Ltd.
Ashwick (NT) No. 7 Pty. Ltd.
Ashwick (Qld.) No. 15 Pty. Ltd.
Ashwick (Qld.) No. 98 Pty. Ltd.
Ashwick (Qld.) No. 127 Pty. Ltd.
Ashwick (Qld.) No. 167 Pty. Ltd.
Ashwick (Vic.) No. 27 Pty. Ltd.
Austotel (Victoria Holdings) Pty. Ltd.
Australian Estates Pty. Ltd.
Australian, Mercantile, Land and Finance Company Pty. Ltd.
Australian, Mercantile, London Limited
Bacchus Gate Corp.
Balfours Imports Inc.
Beringer Blass Distribution SRL
Beringer Blass Italia S.R.L.
Beringer Blass Wine Estates Chile Limitada
Beringer Blass Wine Estates Company
Beringer Blass Wine Estates Holdings, Inc.
Beringer Blass Wine Estates Limited (Europe)
Beringer Blass Wine Estates Limited (NZ)
Beringer Blass Wine Estates Limited
Beringer Blass Wines Pty Ltd
Beringer Blass Wine Estates Sales Company
Beringer Wine Estates Foreign Sales Corporation
Bevcorp Pty. Ltd.
Bilyara Vineyards Pty. Ltd.
Bourse du Vin International B.V.
Bourse du Vin Limited
Brewing Holdings Pty. Ltd.
Brewing Investments Pty. Ltd.
Brewman Group Limited
Brewman TL Limited
Brewtech Pty. Ltd.
Bright Star Investments Pty. Ltd.
Bulmer Australia Limited
Bulmer Harvest Limited
Cape Schanck Wines Pty. Ltd.
Cardmember Wines Limited
Cardmember Wines Pty. Ltd.
Carlton & United Beverages Limited
Carlton & United Breweries Pty Ltd
Carlton & United Breweries (N.S.W.) Pty. Limited
Carlton & United Breweries (Queensland) Pty. Ltd.
Carlton & United Breweries (Stalor) Pty. Ltd.
Carlton Brewery Hotels (N.R.) Pty. Limited
Carlton Brewery Hotels Pty. Ltd.
Carter and Associates (2000) Limited
Cascade Brewery Company Pty. Ltd.
Cellar Door Direct GmbH
Dorrien Estate Winery Pty Ltd
Cellarmaster Wines Europe B.V.
Cellarmaster Wines Germany GmbH
Cellarmaster Wines Holdings (U.K.) Limited
Cellarmaster Wines Limited
Cellarmaster Wines SA
Cellarmaster Wines (UK) Limited
Cellarmaster Wines Pty. Limited

Collarmasters GmbH
Classic Packaging Pty. Limited
CNAB Pty. Ltd.
Craigburn Land Co. Pty. Ltd.
Craigburn Property Pty. Ltd.
CSB Pty. Ltd.
Data Co-ordination Centre Inc. – The Wine Exchange
Demener Pty. Ltd.
Dennys Strachan Mercantile Pty. Ltd.
Derel ESC Pty. Ltd.
Dismin Investments Pty. Ltd.
Dreamgame Limited
EFG Australia Pty Ltd
EFG Finance Leasing Pty Ltd
EFG Holdings (U.S.A.) Inc.
EFG Investments Pty Ltd
EFG Securities Pty Ltd
EFG Treasury Pty. Limited
ELFIC Pty Ltd
Elstone Developments Pty. Ltd.
ESG (Enterprises) N.V.
Etude Wines, Inc.
Ewines Pty. Limited
FBG (U.K.) Limited
FBG Brewery Holdings UK Limited
FBG Canada Limited
FBG India Holdings Limited
FBG International Limited
FBG Investments Pty. Ltd.
FBG Treasury (Aust.) Limited
FBG Treasury (Europe) B.V.
FBG Treasury (N.Z.) Limited
FBG Treasury (U.K.) plc
FBG Treasury (U.S.A.) Inc.
FBG Vietnam Holdings Pty. Ltd.
FGL Employee Share Plan Pty. Ltd.
Filehaze Pty. Ltd.
Foster's Brewing Group (U.S.A.) Limited
Foster's Brewing Group Pty. Ltd.
Foster's (Cambodia) Limited
Foster's China Pty. Ltd.
Foster's Danang Limited
Foster's Finance Corp.
Foster's Group Asia Holdings Pty. Ltd.
Foster's Group Canada Inc.
Foster's Group New Zealand Limited
Foster's International (N.Z.) Pty. Limited
Foster's Sports Foundation
Foster's Tien Giang Limited
Foster's Vietnam Limited
Galemaze Pty. Ltd.
Graf von Rudesheim
Grand Cru Expertise "De Belgische Wijnbeurs" N.V.
Grand Cru Expertise "De Nederlandse Wijnbeurs" B.V.
H. Jones & Co. Pty. Ltd.
H. Maximilian Pallhuber GmbH & Co. KG
H.P. Bulmer (Overseas Holdings) Limited
Herve Lu Puy
Herve Lu Puy
Highlands Craigieburn Pty. Ltd.
Hotel (FP) Pty. Ltd.
I-Nova Consulting Pty. Ltd.
Il Cavalieri Del Castello Di Gabbiano SRL
Kangaroo Ridge Wines Europe Limited
Kawana Beach Pty. Ltd.
Kawana Central Pty. Ltd.
Kawana Industrial Park Pty. Ltd.
Finnews Pty. Ltd.
FBG Finance Limited
FBG Holdings (U.K.) Limited
FBG Incentive Pty. Ltd.
FGL Insurance Company Pte Ltd
FGL Finance (USD) Pty Ltd
FGL Finance (GBP) Pty Ltd

Kawana Island Pty Ltd.
Kawana Lakes Pty. Ltd.
Krondorf Wines Pty. Ltd.
La Fraternelle De Bourgogne
RSG Beachmere Pty. Ltd.
RSG Bellvista Pty. Ltd.
RSG Funds Management Pty Ltd
RSG Land Group Pty Ltd
RSG Highlands Craigieburn Pty. Ltd.
RSG North Lakes Marketing Pty. Ltd.
RSG North Lakes Sales Pty. Ltd
Liana Cottage Pty. Ltd.
Magilleri Wines Pty. Ltd.
Masthead Brewing Company Pty. Ltd.
Matua Finance Limited
MBBC Limited
Mega Management Pty. Ltd.
Melbourne Brewery Company Pty. Ltd.
Mildara Blass Holdings Inc.
Mildara Blass Inc.
Mildara Blass Wines Inc.
Mildara Holdings Pty. Limited
Moorabbin Junction Pty. Ltd.
N.T. Brewery Pty. Ltd.
Navistar Group Limited
Nellie Products Pty. Ltd.
New Crest Investments Pty. Ltd.
Nexday Europe B.V.
The Continental Wines and Spirits Company (N.Z.) Limited
The Foster Brewing Co. Pty. Ltd.
The New Zealand Wine Club Limited
The Rothbury Estate Pty. Ltd.
The Shamrock Brewing Company Proprietary Limited
The Wine Exchange Limited
The Wine Planet International Pty. Limited
Tibsco Limited
Tibsco Pensions Limited
Foster's People Pty Limited
Tract 4/5 LLC
Nexday Pty. Limited
North Lakes Marketing Consultancy Trust
North Lakes Marketing Pty. Ltd.
North Lakes Sales Agency Trust
North Lakes Sales Pty. Ltd.
North Napa Land Co.
Norwood Beach Pty. Ltd.
Nova Glen Pty. Ltd.
Oakland Glen Pty. Ltd.
Pica Finance Limited
Pica Group Pty Ltd
Pica Nominees Pty. Limited
Pitt, Son & Badgery Pty. Ltd.
Power Brewing Company Pty. Ltd.
Premium Land, Inc.
Primedan Pty. Ltd.
Queensland Breweries Pty. Ltd.
Rimpacific Shipping (U.K.) Ltd.
Robertsons Well Pty. Ltd.
Robertsons Well Unit Trust
Rothbury Sales Pty. Ltd.
Rothbury Wines Pty. Ltd.
Rumar International Pty. Ltd.
Sarl Les Crus Prevendus SADCS
Savirak Pty. Ltd.
Seeton Pty. Ltd.
Shanghai Foster's Brewery Co. Ltd.
Sharden Lodge Pty. Ltd.
Silvester Brothers (AMH) Pty. Limited
Silvester Brothers (AMHUK) Limited
Silvester Brothers Pty. Limited
Societe D Investissement Du Beaujolais
Somar Pty. Ltd.
Stamford Hotel Pty. Ltd.
T'Gallant Winemakers Pty. Ltd.
Telemasters Limited
The Australian Wine Centre Limited
The Australian Wine Club Pty. Ltd.
The Ballarat Brewing Company Pty. Ltd.
'St. Maximilian' Wein-Export Gesellschaft m.b.H, Vienna

Trinity Park Inc.
VICD – Produtos Em Cortica, LDA
Victoria Brewery Pty. Ltd.
Vinpac International Pty. Limited
Vinpac SADCS
Vintners Imports Pty. Limited
Volz Pty. Ltd.
Voskane Pty. Ltd.
Werribee Properties (RWDS) Proprietary Limited
Whitecross Investments Pty. Ltd.
Windemere Securities Limited
Wine Planet Holdings Pty. Limited
Wine Planet Technology Pty. Limited
Winemaker's Choice Limited
Wolf Blass Wines Pty. Ltd.
Wood Hall Trust Limited
Wood Hall (Aust) Pty. Limited
World Wine Gallery GmbH
C.U.B. Pty Ltd
00015868 Limited
02396239 Limited
151435 Canada Ltd.

The Castlemaine Brewery Company Melbourne Pty. Ltd.
The Continental Spirits Company Pty. Ltd.
AP John & Sons Pty. Ltd.
Briar Ridge Manufacturing Pty. Ltd.
Briar Ridge Vineyards Pty. Ltd.
Carlton Brewery (Fiji) Limited
Cellarmaster Wines SA
Foster's India Limited
Graymoor Estate Joint Venture
Graymoor Estate Pty. Ltd.
Graymoor Estate Unit Trust
Greg Norman Estates Joint Venture
Kangaroo Ridge Wine Company Pty. Ltd.
Matua Valley Wines Limited
Samoa Breweries Limited
Shingle Peak Wines Limited
Societe of Bouteillage of Beaujolais, Macon and Bourgogne
South Pacific Distilleries Limited
Waikoukou Vineyards Limited
Wine Buzz KK

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

11 May 2005

Foster's interest in Southcorp now 45.3%

Foster's Group Limited (Foster's) announces that its interest in Southcorp Limited (Southcorp) has increased to 45.3% through acceptances into its takeover offer for Southcorp (Offer) and through acceptance instructions held in the Institutional Acceptance Facility established by Foster's.

Percentage of Southcorp shares in which Foster's had a relevant interest prior to the Offer	18.8%
Percentage of Southcorp shares the subject of acceptances under the Offer	14.1%
Percentage of Southcorp shares subject to the Institutional Acceptance Facility	12.4%
Total interest in Southcorp shares	**45.3%**

If Southcorp shareholders have questions in relation to the Foster's offer, or wish to obtain a replacement transfer and acceptance form, they should call the Foster's offer enquiry line on 1800 101 769 (international callers should call +61 3 9415 4242).

Ends

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme: Southcorp Limited (Southcorp)
ACN/ARSN: ABN 80 007 722 643

1. Details of substantial holder (1)

Name: Foster's Group Limited ACN 007 620 886 (**Foster's**), Brewing Holdings Pty Ltd ACN 004 059 394 (**Brewing Holdings**), Brewing Investments Pty Ltd ACN 004 233 005 (**Brewing Investments**), Carlton and United Beverages Limited ACN 004 056 106 (**CUB**), FBG Investments Pty Ltd ACN 004 373 862 (**FBG**), Beringer Blass Wine Estates Limited ACN 004 094 599 (**Beringer**) and Beringer Blass Wines Pty Ltd ACN 105 344 965 (**BBW**) and their related bodies corporate listed in Annexure A (**Foster's Group Companies**).

ACN\ARSN (if applicable)

There was a change in the interests of the substantial holder on: 10 May 2005
The previous notice was given to the company on: 10 / 5 / 2005
The previous notice was dated: 10 / 5 / 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	236,803,201	31.8 %	244,767,268	32.9%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme, are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
10 May 2005	Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	Increase in relevant interest as a result of acceptances of the takeover offer contained in the Bidder's Statement dated 2 February 2005 issued by BBW (**Offer**).	$4.26 cash subject to the terms of the Offer.	7,964,067 ordinary shares	7,964,067

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BBW	Southcorp shareholders who have accepted the Offer.	BBW	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptance of the Offer.	104,818,244 ordinary shares	104,818,244
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	Southcorp shareholders who have accepted the Offer.	BBW	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of holding, either directly or indirectly, a controlling interest in BBW.	104,818,244 ordinary shares	104,818,244
Foster's Group Companies	Southcorp shareholders who have accepted the Offer.	BBW	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	104,818,244 ordinary shares	104,818,244
BBW	Reline Investments Pty Limited ACN 095 987 367 (Reline)	Reline	BBW has a relevant interest in shares in Southcorp of which Reline is the registered holder pursuant to the Share Sale and Purchase Agreement dated 12 January 2005 between BBW and Reline, a copy of which is contained in Annexure B to the Notice of Initial Substantial Holder dated 14 January 2005.	139,949,024 ordinary shares	139,949,024

Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	Reline	Reline	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares of which Reline is the registered holder by reason of holding, either directly or indirectly, a controlling interest in BBW.	139,949,024 ordinary shares	139,949,024
Foster's Group Companies	Reline	Reline	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares of which Reline is the registered holder by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	139,949,024 ordinary shares	139,949,024

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	77 Southbank Boulevard, Southbank, Victoria, 3006

Signature

print name Robert Keith Dudfield capacity : Assistant Company Secretary

sign here R.K. Dudfield date 11 / 5 / 2005

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A – Related Bodies Corporate

This is Annexure A of 4 pages (including this page) referred to in Form 604, Notice of change of interests of substantial holder

R.K. Dudfield
....

Robert Keith Dudfield
Foster's Group Limited ACN 007 620 886

Date: 11/5/2005

Accenta Paul GmbH Beratung Fur Werbung Und Direktvertries
A.C.N. 006 327 028 Pty. Ltd.
A.C.N. 006 008 526 Pty. Ltd.
A.C.N. 070 379 869 Pty. Ltd.
Aldershot Nominees Pty. Ltd.
Amayana Pty. Ltd.
Amberton Wines Pty. Ltd.
AML&F Holdings Pty. Ltd.
Amwex Inc.
Anglemaster Limited
Archana Pty. Ltd.
Ashwick (NT) No. 7 Pty. Ltd.
Ashwick (Qld.) No. 15 Pty. Ltd.
Ashwick (Qld.) No. 96 Pty. Ltd.
Ashwick (Qld.) No. 127 Pty. Ltd.
Ashwick (Qld.) No. 167 Pty. Ltd.
Ashwick (Vic.) No. 27 Pty. Ltd.
Austotel (Victoria Holdings) Pty. Ltd.
Australian Estates Pty. Ltd.
Australian, Mercantile, Land and Finance Company Pty. Ltd.
Australian, Mercantile, London Limited
Bacchus Gate Corp.
Balfours Imports Inc.
Beringer Blass Distribution SRL
Beringer Blass Italia S.R.L.
Beringer Blass Wine Estates Chile Limitada
Beringer Blass Wine Estates Company
Beringer Blass Wine Estates Holdings, Inc.
Beringer Blass Wine Estates Limited (Europe)
Beringer Blass Wine Estates Limited (NZ)
Beringer Blass Wine Estates Limited
Beringer Blass Wines Pty Ltd
Beringer Blass Wine Estates Sales Company
Beringer Wine Estates Foreign Sales Corporation
Bevcorp Pty. Ltd.
Bilyara Vineyards Pty. Ltd.
Bourse du Vin International B.V.
Bourse du Vin Limited
Brewing Holdings Pty. Ltd.
Brewing Investments Pty. Ltd.
Brewman Group Limited
Brewman TL Limited
Brewtech Pty. Ltd.
Bright Star Investments Pty. Ltd.
Bulmer Australia Limited
Bulmer Harvest Limited
Cape Schanck Wines Pty. Ltd.
Cardmember Wines Limited
Cardmember Wines Pty. Ltd.
Carlton & United Beverages Limited
Carlton & United Breweries Pty Ltd
Carlton & United Breweries (N.S.W.) Pty. Limited
Carlton & United Breweries (Queensland) Pty. Ltd.
Carlton & United Breweries (Stator) Pty. Ltd.
Carlton Brewery Hotels (N.R.) Pty. Limited
Carlton Brewery Hotels Pty. Ltd.
Carter and Associates (2000) Limited
Cascade Brewery Company Pty. Ltd.
Cellar Door Direct GmbH
Dorrien Estate Winery Pty Ltd
Cellarmaster Wines Europe B.V.
Cellarmaster Wines Germany GmbH
Cellarmaster Wines Holdings (U.K.) Limited
Cellarmaster Wines Limited
Cellarmaster Wines SA
Cellarmaster Wines (UK) Limited
Cellarmaster Wines Pty. Limited

Cellarmasters GmbH
Classic Packaging Pty. Limited
CNAB Pty. Ltd.
Craigburn Land Co. Pty. Ltd.
Craigburn Property Pty. Ltd.
CSB Pty. Ltd.
Data Co-ordination Centre Inc. – The Wine Exchange
Demener Pty. Ltd.
Dennys Strachan Mercantile Pty. Ltd.
Derel ESC Pty. Ltd.
Dismin Investments Pty. Ltd.
Dreamgame Limited
EFG Australia Pty Ltd
EFG Finance Leasing Pty Ltd
EFG Holdings (U.S.A.) Inc.
EFG Investments Pty Ltd
EFG Securities Pty Ltd
EFG Treasury Pty. Limited
ELFIC Pty Ltd
Elstone Developments Pty. Ltd.
ESG (Enterprises) N.V.
Etude Wines, Inc.
Ewines Pty. Limited
FBG (U.K.) Limited
FBG Brewery Holdings UK Limited
FBG Canada Limited
FBG India Holdings Limited
FBG International Limited
FBG Investments Pty. Ltd.
FBG Treasury (Aust.) Limited
FBG Treasury (Europe) B.V.
FBG Treasury (N.Z.) Limited
FBG Treasury (U.K.) plc
FBG Treasury (U.S.A.) Inc.
FBG Vietnam Holdings Pty. Ltd.
FGL Employee Share Plan Pty. Ltd.
Filehaze Pty. Ltd.

Foster's Brewing Group (U.S.A.) Limited
Foster's Brewing Group Pty. Ltd.
Foster's (Cambodia) Limited
Foster's China Pty. Ltd.
Foster's Danang Limited
Foster's Finance Corp.
Foster's Group Asia Holdings Pty. Ltd.
Foster's Group Canada Inc.
Foster's Group New Zealand Limited
Foster's International (N.Z.) Pty. Limited
Foster's Sports Foundation
Foster's Tien Giang Limited
Foster's Vietnam Limited
Galemaze Pty. Ltd.
Graf von Rudesheim
Grand Cru Expertise "De Belgische Wijnbeurs" N.V.
Grand Cru Expertise "De Nederlandse Wijnbeurs" B.V.
H. Jones & Co. Pty. Ltd.
H. Maximilian Pallhuber GmbH & Co. KG
H.P. Bulmer (Overseas Holdings) Limited
Herve Lu Puy
Herve Lu Puy
Highlands Craigieburn Pty. Ltd.
Hotel (FP) Pty. Ltd.
I-Nova Consulting Pty. Ltd.
Il Cavelieri Del Castello Di Gabbiano SRL
Kangaroo Ridge Wines Europe Limited
Kawana Beach Pty. Ltd.
Kawana Central Pty. Ltd.
Kawana Industrial Park Pty. Ltd.
Finnews Pty. Ltd.
FBG Finance Limited
FBG Holdings (U.K.) Limited
FBG Incentive Pty. Ltd.
FGL Insurance Company Pte Ltd
FGL Finance (USD) Pty Ltd
FGL Finance (GBP) Pty Ltd

Kawana Island Pty Ltd.
Kawana Lakes Pty. Ltd.
Krondorf Wines Pty. Ltd.
La Fraternelle De Bourgogne
RSG Beachmere Pty. Ltd.
RSG Bellvista Pty. Ltd.
RSG Funds Management Pty Ltd
RSG Land Group Pty Ltd
RSG Highlands Craigieburn Pty. Ltd.
RSG North Lakes Marketing Pty. Ltd.
RSG North Lakes Sales Pty. Ltd
Liana Cottage Pty. Ltd.
Maglieri Wines Pty. Ltd.
Masthead Brewing Company Pty. Ltd.
Matua Finance Limited
MBBC Limited
Mega Management Pty. Ltd.
Melbourne Brewery Company Pty. Ltd.
Mildara Blass Holdings Inc.
Mildara Blass Inc.
Mildara Blass Wines Inc.
Mildara Holdings Pty. Limited
Moorabbin Junction Pty. Ltd.
N.T. Brewery Pty. Ltd.
Navistar Group Limited
Nellie Products Pty. Ltd.
New Crest Investments Pty. Ltd.
Nexday Europe B.V.
The Continental Wines and Spirits Company (N.Z.) Limited
The Foster Brewing Co. Pty. Ltd.
The New Zealand Wine Club Limited
The Rothbury Estate Pty. Ltd.
The Shamrock Brewing Company Proprietary Limited
The Wine Exchange Limited
The Wine Planet International Pty. Limited
Tibsco Limited
Tibsco Pensions Limited
Foster's People Pty Limited
Tract 4/5 LLC
Nexday Pty. Limited
North Lakes Marketing Consultancy Trust
North Lakes Marketing Pty. Ltd.
North Lakes Sales Agency Trust
North Lakes Sales Pty. Ltd.
North Napa Land Co.
Norwood Beach Pty. Ltd.
Nova Glen Pty. Ltd.
Oakland Glen Pty. Ltd.
Pica Finance Limited
Pica Group Pty Ltd
Pica Nominees Pty. Limited
Pitt, Son & Badgery Pty. Ltd.
Power Brewing Company Pty. Ltd.
Premium Land, Inc.
Primedan Pty. Ltd.
Queensland Breweries Pty. Ltd.
Rimpacific Shipping (U.K.) Ltd.
Robertsons Well Pty. Ltd.
Robertsons Well Unit Trust
Rothbury Sales Pty. Ltd.
Rothbury Wines Pty. Ltd.
Rumar International Pty. Ltd.
Sarl Les Crus Prevendus SADCS
Savirak Pty. Ltd.
Seeton Pty. Ltd.
Shanghai Foster's Brewery Co. Ltd.
Sharden Lodge Pty. Ltd.
Silvester Brothers (AMH) Pty. Limited
Silvester Brothers (AMHUK) Limited
Silvester Brothers Pty. Limited
Societe D Investissement Du Beaujolais
Somar Pty. Ltd.
Stamford Hotel Pty. Ltd.
T'Gallant Winemakers Pty. Ltd.
Telemasters Limited
The Australian Wine Centre Limited
The Australian Wine Club Pty. Ltd.
The Ballarat Brewing Company Pty. Ltd.
'St. Maximilian' Wein-Export Geselschaft m.b.H, Vienna

Trinity Park Inc.
VICO – Produtos Em Cortica, LDA
Victoria Brewery Pty. Ltd.
Vinpac International Pty. Limited
Vinpac SADCS
Vintners Imports Pty. Limited
Volz Pty. Ltd.
Voskane Pty. Ltd.
Werribee Properties (RWDS) Proprietary Limited
Whitecross Investments Pty. Ltd.
Windemere Securities Limited
Wine Planet Holdings Pty. Limited
Wine Planet Technology Pty. Limited
Winemaker's Choice Limited
Wolf Blass Wines Pty. Ltd.
Wood Hall Trust Limited
Wood Hall (Aust.) Pty. Limited
World Wine Gallery GmbH
C.U.B. Pty Ltd
00015868 Limited
02396239 Limited
151435 Canada Ltd.

The Castlemaine Brewery Company Melbourne Pty. Ltd.
The Continental Spirits Company Pty. Ltd.
AP John & Sons Pty. Ltd.
Briar Ridge Manufacturing Pty. Ltd.
Briar Ridge Vineyards Pty. Ltd.
Carlton Brewery (Fiji) Limited
Cellarmaster Wines SA
Foster's India Limited
Graymoor Estate Joint Venture
Graymoor Estate Pty. Ltd.
Graymoor Estate Unit Trust
Greg Norman Estates Joint Venture
Kangaroo Ridge Wine Company Pty. Ltd.
Matua Valley Wines Limited
Samoa Breweries Limited
Shingle Peak Wines Limited
Societe of Boutelliage of Beaujolais, Macon and Bourgogne
South Pacific Distilleries Limited
Waikoukou Vineyards Limited
Wine Buzz KK

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

11 May 2005

Foster's declares takeover offer unconditional

Foster's Group Limited (Foster's) announces that its wholly owned subsidiary Beringer Blass Wines Pty Ltd (BBW) has freed its takeover offer (Offer) for Southcorp Limited (Southcorp) from the 90% Condition contained in section 2.12(a) of its bidder's statement and, accordingly, declares that the Offer is now unconditional. Foster's also confirms that it has accelerated payment to within 3 business days of the later of the offer becoming unconditional and processing of a valid acceptance.

Foster's further announces that BBW has delivered the confirmation notice to Credit Suisse First Boston Australia Limited in accordance with the terms of the Institutional Acceptance Facility and that BBW now has a voting power in Southcorp of 50.9%. Immediately prior to issuing the confirmation notice, BBW's interest in Southcorp through acceptances into the Offer and acceptance instructions held in the Institutional Acceptance Facility was as follows:

Percentage of Southcorp shares in which Foster's had a relevant interest prior to the Offer	18.8%
Percentage of Southcorp shares the subject of acceptances under the Offer	15.1%
Percentage of Southcorp shares subject to the Institutional Acceptance Facility	17.0%
Total interest in Southcorp shares	**50.9%**

Foster's notes that the offer is scheduled to close at 5pm (Melbourne time) on Thursday 26 May 2005.

If Southcorp shareholders have questions in relation to the Foster's offer, or wish to obtain a replacement transfer and acceptance form, they should call the Foster's offer enquiry line on 1800 101 769 (international callers should call +61 3 9415 4242).

Ends

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623